Exhibit 99.B(2)

                Proposed Merger Transaction of n-Vision, Inc. by
                        Advanced Technology Systems, Inc.

                                October 6, 1999


                                  Prepared By:
                                RP Financial, LC.
                       1700 North Moore Street, Suite 2210
                            Arlington, Virginia 22209

n VISION                                                                      RP

                        Summary of Proposed Transaction

o Cash acquisition of all 2,651,523 outstanding shares of n-Vision, Inc. ("NVSN") by Advanced Technology Systems, Inc. ("ATS") at a price equal to $0.50 per share

o NVSN will operate as a wholly-owned subsidiary of ATS following completion of acquisition

o Outstanding granted employee stock options ("stock options") and Class A warrants ("warrants") will receive no substantial consideration as the respective exercise prices generally exceed the merger price -- there are 20,000 "in the money" options granted to one director with an exercise price of $0.25/share

o    Effective forgiveness of $300,000 remaining balance of ATS note

               [NOTE MERGER AGREEMENT INCORPORATED BY REFERENCE]

n VISION 10/6/99                  CONFIDENTIAL                              1 RP

                           Corporate History Summary


o Initially established in 1988 as a project team of ATS to develop 3D immersive display systems, NVSN was incorporated September 16, 1994 as a Delaware company, and acquired all rights, title and interest in the virtuality reality ("VR") products and systems from ATS

o NVSN has received debt funding assistance from ATS since incorporation, a portion of which has been forgiven

o NVSN has gradually expanded the product line, but due to limited revenues and competitive pressures, NVSN has continued to operate at a loss

o NVSN completed its initial public offering ("IPO") in June 1996, in which 1,495,000 shares of common stock were issued at $5.00 per share and 1,380,000 Class A warrants were issued for $0.15 with an exercise price of $5.50 per share, resulting in net proceeds of $5.95 million -- just prior to the IPO, the conversion of $250,000 promissory notes to 750,000 shares of common stock led to a $3.5 million charge to earnings

o From the IPO date to December 11, 1998, n-Vision's common stock ("NVSN") and Class A warrants ("NVSNW") were traded on the Nasdaq SmallCap Market; on December 11, 1998, the stock was delisted from trading due to the inability to meet the minimum bid requirements despite the 1-for-2 reverse stock split effective November 27, 1998 -- the stock has since traded on the non-Nasdaq over-the-counter bulletin board ("OTCBB")

o As of September 2, 1999, the price per common share was $19/64 and price per warrant was $1/128: 52 week range $33/256-$2 1/2; current bid $5/32 / ask $0.30

n VISION 10/6/99                  CONFIDENTIAL                              2 RP

                           Current Organization Chart

                                 n-Vision, Inc.

                               Board of Directors
                      Delmar J. Lewis, Chairman & CEO (68)
                          Chairman and CEO of Advanced
                         Technology Systems Since 1978

                           Christopher J. Lewis (32)
             Former President, Director & COO (Resigned June 1999)
                            President & COO 1994-99 &
                        managed ATS division since 1991

                           Claude H. Rumsey, Jr. (58)
                             President and Director
                           Executive Vice President &
                                Director of ATS

                             Rear Admiral Ronald C.
                        Wilgenbusch, USN (Retired) (60)
                                    Director
                        Self-employed defense consultant

                            Dr. Nelson Merritt (79)
                                    Director
                                Newly appointed

                                 Key Employees

                           Claude H. Rumsey, Jr. (58)
                             President and Director
                          (Executive Vice President &
                                Director of ATS)

                               Eric A. Hall (35)
                            Chief Financial Officer
                             (Controller of Signal
                         Transcription Network 1991-98)

Note: Claude H. Rumsey, Jr. appointed President and Director following June 1999 resignation of President, Director and Chief Operating Officer Christopher
      J. Lewis (who was President since 1994 and managed the ATS division since
      1991)

n VISION 10/6/99                  CONFIDENTIAL                              3 RP

                          Description of NVSN Business

o    Summary

     - NVSN designs, develops, manufactures and markets three-dimensional ("3D") immersive displays for use in advanced visualization applications and products and systems for a variety of commercial, industrial and military applications

     - NVSN products are marketed worldwide, but have been sold primarily to customers in North America, Europe and the Pacific Rim

     -  NVSN markets directly and through reselling relationships

o    Description of Products

     -  Products are incorporated by reference

o    Sales History

     -  The market for VR products and systems is limited

     -  The market for VR applications did not develop as originally anticipated

     -  NVSN's production costs are high and there have been limited revenues

     - NVSN has depended heavily upon a few customers for the majority of its revenues

n VISION 10/6/99                  CONFIDENTIAL                              4 RP

                                Customer Profile

o    Sales to customers outside the US

     -  $583,690 in 1997 (primarily Europe)

     -  $569,379 in 1998 (primarily Europe)

     - Less than 6% of revenues were derived from products sold to customers in Asia in 1998

o    Limited number of customers

     -  Limited number of repeat customers

     -  Dependency on a few large customers

          o One large account has represented 29% of total sales since 1996, with 25% in 1997 and 49% in 1998, and nominal sales during 1999 (there is no guarantee there will be more orders from this large customer)

          o    Number of customers declined in 1999

          o    Top 10 customers represented majority of total sales

                               Top 10 Customers'     Top 10 Customers'         Top 10 Customers' % of
                                Revenues ($000)     % of Total Revenues     Total Number of Customers
                                ---------------     -------------------     -------------------------
                  1996               $806                 73.6%                      43.5%
                  1997              1,576                 67.4                       23.8
                  1998              2,209                 84.1                       29.4
                  1999 YTD            693                 93.1                       55.6

o        Operating results not believed to be subject to seasonal change

n VISION 10/6/99                  CONFIDENTIAL                              5 RP

                                Equity Ownership

o Shares outstanding at August 6, 1999: 2,651,523 (Adjusted for 1-for-2 reverse split in November 1998)

o    Granted Employee Stock Options

     -  91,132 with a weighted average exercise price of $1.69

o    Class A Warrants (Terms Adjusted for the 1-for-2 reverse split in November
     1998)

     - 1,380,000 warrants exercisable for $11.00 per share through expiration May 29, 2001, whereby 2 warrants are exercisable for 1 share

     - Subject to redemption at n-Vision's election if price equals or exceeds $18.00 per share for 20 consecutive trading days within a period of 30 trading days

o Director and Officer Ownership (Based on 2,651,523 shares outstanding at August 6, 1999)

                                                                  Amount and Nature of          Percent
                Beneficial Owner                                  Beneficial Ownership          of Class
                ----------------                                  --------------------          --------

         Delmar J. Lewis, Director & Officer                         1,113,812 (1)                42%
         Claude H. Rumsey, Jr., Director & Officer                     340,477 (1)                13%
         Ronald C. Wilgenbusch, Director                                22,500 (2)                 1%
         Nelson Merritt, Director                                        2,000                     0%
         Eric A. Hall, Officer                                               -                     0%
         All Directors and Officers (5 Persons)                      1,378,789 (3)                52%

         (1) Includes 100,000 shares beneficially owned by Advanced Technology Systems, Inc., of which Messrs. Delmar J. Lewis and Claude H. Rumsey, Jr. are the majority shareholders.

         (2) Constitutes 22,500 shares which may be acquired through the exercise of stock options granted under the stock option plan.

         (3) Total only counts 100,000 shares beneficially owned by ATS once.

n VISION 10/6/99                  CONFIDENTIAL                              6 RP

                             Debt Financing History

o N-Vision incorporated in September 1994 and acquired all rights, title and interest in the VR products and systems of ATS for a purchase price of $1,520,590 originally payable pursuant to the terms of 2 interest bearing promissory notes

     -  $500,000 (which was forgiven by ATS in October 1995) and

     - $1,020,590 (of which $1,000,000 was retired in exchange for 200,000 shares of n-Vision common stock in May 1996)

o ATS also extended a line of credit to n-Vision for additional working capital for $500,000, and ATS subsequently exceeded the credit limit

     - n-Vision borrowed $1,071,023 against this line as of December 31, 1995 to meet on-going cash flow requirements

     -  ATS demanded repayment to begin January 1, 1997

     - n-Vision used net proceeds of its IPO in May 1996 to reduce the line of credit balance by $500,000

     - ATS retired this debt and replaced it with a promissory note with a 5 year term in the amount of $600,000 at a rate of 8% per annum and semi-annual principal payments of $60,000

o Conversion of $250,000 convertible promissory notes by 3 parties led to issuance of 750,000 shares in 1996 prior to IPO, triggering a related expense of $3.5 million as a result of the conversion price being discounted to the IPO price

n VISION 10/6/99                  CONFIDENTIAL                              7 RP

                            Financial Characteristics
                (Shareholder Reports Incorporated By Reference)

o Revenues are lower in 1999 relative to 1998 primarily due to the completion of a large contract for a single customer in 1998 and a reduced number of purchase orders by other customers

o At the current rate of negative cash flow, NVSN's cash position will be depleted in approximately seven months --

     - higher revenues through increased orders will diminish or offset negative cash flow, but this may require an increase in marketing expense

o    Note Payable to ATS: $180,000 at June 30, 1999

     - Unsecured promissory note, 8% interest, principal payments made in June and December

     - Note arose from an original line of credit which reached $1.13 million at December 31, 1995, which was partially curtailed in June 1996 with the offering proceeds

o    Net Operating Loss Carryforwards

     - $3.8 million as of December 31, 1998 expiring through 2018, with additional $0.7 million estimated through August 31, 1999 which would expire in 2019

     - NOLs have been fully reserved on NVSN books due to uncertainty surrounding future profitability

o    Lease

     - 15,000 square feet at 7680 Old Springhouse Road, Madison Bldg, First Floor, Mclean, VA

     - Lease term: 3 years expiring February 29, 2000, $9.00/square foot with 3% inflation factor

     -  Sublease 6,515 feet (43.4%) to 3 subtenants

     - The favorable lease will expire soon and NVSN expects a new lease cost to be at least double the current lease cost

n VISION 10/6/99                  CONFIDENTIAL                              8 RP

                               Other Information

o    Consulting Agreement

     - One year agreement expiring June 1, 2000 with Christopher J. Lewis for $35,000 annually, with $17,500 payable every six months, and certain pre-approved tuition expenses (contains certain non-disclosure, non-solicitation and non-compete provisions)

o    Dividends

     -  No dividends have been paid since IPO

     - n-Vision intends to retain earnings, although future dividends are contingent upon future earnings, financial condition, capital, general business conditions

o    Shareholders

     - 23 holders of record and 7 holders of warrants as of March 24, 1999 (includes 829 beneficial securities holders)

o    Staffing

     -  Current employees: 11 employees, including the current CEO

     -  NVSN has lost certain key staff

o    Year 2000 Issues

     -  Internal and other computer systems are believed to be compliant

     -  Vendors and suppliers are not believed to have significant Y2K issues

o    Litigation

     -  No significant litigation

n VISION 10/6/99                  CONFIDENTIAL                              9 RP

                            Competitive Environment

o Demand for VR industry products has not materialized as expected several years ago, which has led to generally low sales of VR products, and which has weakened the financial condition of VR suppliers

o    NVSN products not protected by patents, copyrights or trademarks

o NVSN completes assembly of products following receipt of a purchase order, typically agreeing to deliver products within 90 days -- there is typically little inventory

o Barriers to entry are relatively low as manufacturing process involves assembly of 3rd party parts which are available to competitors as well

o NVSN faces considerable price competition, which has forced the company to suspend the production of certain unprofitable product lines

o A number of NVSN's competitors are larger and have more financial resources, and have broader products lines or are subsidiaries of larger companies, including

     -  Kaiser Electro-Optics

     -  Virtual Research

     -  NorStar Group, Inc.

o    Certain customers have also utilized the VR products of other vendors

n VISION 10/6/99                  CONFIDENTIAL                             10 RP

                                  Risk Factors

o Development of new products by competitors and rapid change in technology that may displace products sold by NVSN

o Highly competitive market in which NVSN operates and limited barriers to entry

o Dependence on a relatively small number of customers, particularly a single large customer in the past, and consequent need to generate larger orders

o Need for expansion of the customer base, and limited resources for such expansion

o Competitive pressure to offer lower-priced products while maintaining profitable margins and superior quality

o Limitation on NVSN's growth posed by a still developing market for VR applications, and past marketing efforts have not resulted in a strong demand for VR products

o NVSN's dependence upon a limited number of suppliers for the availability of components used in products and the timing of their deliveries

o Favorable lease expiring and new office space can be expected to have double the cost

o Fluctuations in quarterly operations based on the timing of orders from customers

o Liquidity of the stock secondary offering would be highly dilutive (if feasible)

o Departure of key senior management, even though a consulting arrangement may exist

o Recognizing these risks, management evaluated expanding product lines including complementary product or service lines, penetrating new markets and customers worldwide or a merger or acquisition with a strategic partner

n VISION 10/6/99                  CONFIDENTIAL                             11 RP

                          Key Valuation Considerations

o No expectation of profitability in near term given the impact of previously cited risk factors

     - operating losses limits applicability of discounted cash flow and discounted earnings analyses

     - operating losses limits applicability of earnings multiplier approach based on comparable transactions

o    Limited comparable transactions given the limited line of business

o Departure of President/COO and other senior staff resignations limits the ability to execute a business plan emphasizing diversification and expansion until a new President can be hired

o Current operating losses and limited revenues erects hurdle in ability to attract new management

o Current negative cash flow will cause NVSN to exhaust its cash resources within seven months

o Limited financial resources restricts ability to execute an aggressive expansion plan

o Current financials limit ability to arrange additional debt or equity financing

o Limited proprietary technology and no patents (trademark on NVSN and Datavisor name only)

o    Valuation approaches can be derived from

     - multiplier based on revenues of similar public companies -- assigning risk factors in ability to retain key customer relationships (based on existing and anticipated contracts)

     - component approach or liquidation value -- recognizing the operating losses are quickly eroding the current cash and capital positions, the debt repayment obligations and the value of NOLs to a prospective acquiror

     - control premium over the common stock trading value for a prolonged period

n VISION 10/6/99                  CONFIDENTIAL                             12 RP

                              Valuation Approaches

I.   Discounted Cash Flow Approach

     - Not meaningful due to current operating losses and negative cash flow which is expected to result in NVSN insolvency within 7 months without capital infusion a significant reversal in revenue trends

II.  Public Multiple Approach

     - Earnings Multiple - not meaningful due to current operating losses and no current expectations of a return to profitability

     - Revenue Multiple - due to recent revenue trends and negative operating results and cash flows, considered less than one year's revenues in determining value pursuant to this approach since the cash position is expected to be exhausted within seven months, derived from the financial and pricing characteristics of publicly-traded companies within the industry

III. Component Value Approach

     - Determine the net asset value utilizing the NVSN projected balance sheet as of October 31, 1999, coupled with liquidation estimates of inventories and property and equipment and the estimated maximum value of off balance sheet assets, other intangible assets and the net operating loss carryforwards

IV.  Control Premium Approach

     - Determine the value by applying the average control premium in sale of control transactions relative to pre-acquisition trading prices

n VISION 10/6/99                  CONFIDENTIAL                             13 RP
                                 n-Vision, Inc.
                               Valuation Summary


                                                 Per Share         Aggregate
                                                   Value          Market Value
                                                   -----          ------------
                                                    ($)                ($)

I.   Discounted Cash Flow Approach              Not Meaningful   Not Meaningful

II.  Public Multiple Approach
       Earnings                                 Not Meaningful   Not Meaningful
       Revenues                                    $  0.29         $   768,942

III. Component Value Approach                      $  0.46         $ 1,212,486

IV.  Control Premium Approach                      $  0.24         $   648,419

--------------------------------------------------------------------------------
     Merger Price                                  $  0.50         $ 1,325,762
--------------------------------------------------------------------------------





Notes:

1. Reflects value for shares outstanding, as the options and warrants are not in the money at the range of fair value.
   Shares Outstanding (At August 6, 1999)                   2,651,523
   Employee Stock Options ($1.69 Wgtd Avg Exercise Price)      91,132
   Class A Warrants (Expire 5/29/01, $11.00 Exercise Price) 1,380,000

2. Discounted cash flow and public earnings multiple approaches are not meaningful due to negative cash flow and operating losses.


n VISION 10/6/99                   CONFIDENTIAL                            14 RP
                                 n-Vision, Inc.

                        I. Discounted Cash Flow Approach


                                                                                                   Projected Data
                                                                                 -------------------------------------------------
                                                Key Assumption                    Year 1     Year 2    Year 3    Year 4    Year 5
                                  ---------------------------------------------   -------    ------    ------    ------    ------
                                       Comment                     Rate/Factor   ($000)     ($000)    ($000)    ($000)    ($000)
                                       -------                     -----------
Sale                              Annual Growth Rate                 0.00%       $ 1,296    $ 1,296    $ 1,296   $ 1,296   $ 1,296
Cost of Sales                     Cost of Sales/Sales 1997-99       35.00%       $   454    $   454    $   454   $   454   $   454
                                                                                 -------    -------    -------   -------   -------
  Gross Margin                                                                   $   842    $   842    $   842   $   842   $   842

Operating Expenses
  General & Administrative        G&A Growth Rate                    0.00%       $   908    $   908    $   908   $   908   $   908
  Product Development             Product Dev/Sales Growth Rate      0.00%       $   281    $   281    $   281   $   281   $   281
  Marketing & Sales               Marketing & Sales Growth Rate      0.00%       $   402    $   402    $   402   $   402   $   402
                                                                                 -------    -------    -------   -------   -------
   Total Operating Expenses                                                      $ 1,592    $ 1,592    $ 1,592   $ 1,592   $ 1,592

   Income (Loss) From Operations                                                 $  (750)   $  (750)   $  (750)  $  (750)  $  (750)

Interest Income                   Effective Yield 1st 6 months       3.75%       $    29    $   --     $   --    $   --    $   --
Interest Expense                  Stated Note Rate                   8.00%       $    19    $     4    $     7   $     2   $   --
                                                                                 -------    -------    -------   -------   -------
  Net Interest Income                                                            $     9    $    (4)   $    (7)  $    (2)  $   --

  Income (Loss) Before Income Tax                                                $  (740)   $  (753)   $  (757)  $  (752)  $  (750)

Income Tax Expense                                                               $   --     $   --     $   --    $   --    $   --
                                                                                 -------    -------    -------   -------   -------
  Net Income (Loss)                                                              $  (740)   $  (753)   $  (757)  $  (752)  $  (750)


                                                                 Initial Balance
                                                                    At 6/30/99
                                                                 ---------------

Cash Balance                                                       $ 1,009       $   259    $  (491)   $(1,241)  $(1,990)  $(2,740)
Equity Balance                                                     $ 2,031       $ 1,291    $   537    $  (220)  $  (972)  $(1,722)
Note Balance                                                       $   300       $   180    $   120    $    60   $   --    $   --

Dividends                                                                        $   --     $   --     $   --    $   --    $   --


Note: Year 1 operating data based on first six months of 1999

n VISION 10/6/99                  CONFIDENTIAL                             15 RP
                                 n-Vision, Inc.
                          II. Public Multiple Approach

                                            n-Vision, Inc.                      Comparative Pricing Ratios
                                            --------------                      --------------------------
Pricing As of 9/1/99              Per Share Value   Pricing Ratio        Industry         Sector         S&P 500
--------------------              ---------------   -------------        --------         ------         -------
Price/Earnings (TTM)                  -$0.36            -0.83x             37.81x          49.23x         35.64x
Price/Sales (TTM)                     $0.52              0.57x              2.26x          12.19x          5.42x
Price/Book                            $0.77              0.39x              5.99x          14.89x          8.98x
Price/Tangible Book                   $0.77              0.39x              8.03x          16.27x         12.31x
Price/Cash Flow (TTM)                 $0.38              0.78x             23.43x          44.90x         27.81x

Price Per Share (9/1/99)              $0.297


                                                                                   Comparative Groups
                                                                                   ------------------
Key Financial Ratios                                n-Vision, Inc.       Industry         Sector         S&P 500
--------------------                                --------------       --------         ------         -------

Sales (TTM) Growth v. TTM 1 Year Ago                    -55.90%            18.36%          26.74%         12.20%

Financial Strength
------------------
  Quick Ratio                                             4.76              1.76            2.18           1.02
  Current Ratio                                           7.93              2.81            2.65           1.52
  LT Debt/Equity                                          0.11              0.52            0.23           0.65
  Total Debt/Equity                                       0.16              0.61            0.34           0.96
  Interest Coverage (TTM)                               (21.00)             9.68           13.11          10.63

Profitability Ratios (TTM)
--------------------------
  Gross Margin                                           47.75%            24.05%          53.59%         49.49%
  EBITD Margin                                          -24.20%            11.06%          22.98%         23.50%
  Operating Margin                                      -38.58%             7.38%          17.79%         18.27%
  Pre-Tax Margin                                        -36.38%             7.44%          16.06%         15.45%
  Net Profit Margin                                     -70.04%             4.46%          12.85%         11.64%
  Effective Tax Rate                                        nm             33.51%          33.23%         34.08%
  Return on Assets                                      -28.56%             6.67%          11.78%          9.11%
  Return on Investment                                  -33.30%             9.37%          17.76%         14.39%
  Return on Equity                                      -36.73%            14.80%          24.77%         23.29%

Efficiency
----------
  Revenue/Employee                                    $114,583          $221,952        $422,698       $487,409
  Net Income/Employee                                       nm          $ 11,073        $ 90,283       $ 63,240
  Receivable Turnover                                     3.43              7.44            7.97           9.58
  Inventory Turnover                                      1.21              6.22           11.15           9.54
  Asset Turnover                                          0.41              1.67            1.12           1.07

Implied Control Valuation            Per Share Value     Multiplier     Implied Value/Share
-------------------------            ---------------     ----------     -------------------
Revenues (TTM)                           $  0.52          0.5833              $  0.30
Revenues (Annualized Last 6 Months)      $  0.49          0.5833              $  0.29

Notes:
1. Industry includes companies specializing in electronic instruments and controls
2. Sector includes technology companies
3. Reflects publicly traded companies, not subject to control premiums
4. Implied control valuation based on one year's estimated revenue based on results for first six months. Other factors are not meaningful given the operating losses and negative cash flow.
5. Multiplier reflects 7 months of revenues in view of the expected exhaustion of current cash position.
6. TTM = trailing 12 months.

n VISION 10/6/99                  CONFIDENTIAL                             16 RP
                                 n-Vision, Inc.

                        III. Component Value Approach






                                                                                          Estimated
                                                       n-Vision       RP Finanical      Oct. 31, 1999
                                        As of          Estimated       Additional          Balance
                                   June 30, 1999       Adjustment      Adjustment            Sheet       Comments
                                   -------------       ---------      ------------        ------------   --------
                                      ($000)             ($000)           ($000)             ($000)


I. Balance Sheet
----------------

Current Assets
  Cash & Equivalents               $  1,009,085        $(184,085)                         $   825,000    Reflects continuation of
                                                                                                         current operating expenses,
                                                                                                         however ongoing operations
                                                                                                         would require a new CEO,
                                                                                                         capital and a new office
                                                                                                         lease
Accounts Receivable                $    245,600        $(130,600)                         $   115,000    Reflects only orders in
                                                                                                         hand as of 8/31/99
Inventories                        $    859,643        $(259,643)   $  (200,000)          $   400,000    n-Vision: reflects $200
                                                                                                         (75%) writeoff of LCD
                                                                                                         parts. RP: reflects
                                                                                                         additional 1/3
                                                                                                         liquidation write-off
Prepaid Expenses                   $     90,086        $ (30,086)                         $    60,000
                                   ------------                                           -----------
 Total Current Assets              $  2,204,414                                           $ 1,400,000

Property & Equipment               $    352,940        $ (22,940)   $  (165,000)          $   165,000    RP: reflects liquidation
                                                                                                         discount of 50%
 (Net of Accumulated Depreciation)

Other Assets                       $      7,105        $  (3,105)                         $     4,000
                                   ------------                                           -----------
 Total Assets                      $  2,564,459                                           $ 1,569,000

Current Liabilities
 Current Maturities-Long Term Note
 Due to ATS                        $    120,000                                           $   120,000    Payable next 12 months
Current Portion of Captial Lease
 Obligation                        $      --                                              $     --
Accounts Payable                   $    106,159        $ (31,159)                         $    75,000
Accrued Salaries and Benefits      $     64,235        $   5,765                          $    70,000
Deferred Revenue and Accrued
 Warranty Costs                    $     63,150        $  (3,150)                         $    60,000
                                   ------------                                           -----------
  Total Current Liabilities        $    353,544                                           $   325,000

Long Term Liabilities
 Note Payable-ATS (8% rate)        $    180,000                                           $   180,000

Stockholders' Equity
 Common Stock (2,651,523 Shares
  Outstanding)                     $     26,515                                           $    26,515
Paid In Capital                    $ 10,473,679                                           $10,473,679
Accumulated Deficit                $ (8,469,279)       $(601,915)   $   (365,000)         $(9,436,194)
                                   ------------                                           -----------
  Total Stockholders' Equity       $  2,030,915                                           $ 1,064,000
                                                                                          -----------

  Total Liabilities and
   Stockholders' Equity            $  2,564,459                                           $ 1,569,000

II. Net Operating Loss
  Carryforwards                    $  3,800,000            38.00%                         $   148,486
                                                                                          -----------    Fully reserved on current
                                                                                                         balance sheet, reflects the
                                                                                                         value of NOLs to a 3rd
                                                                                                         party acquiror pursuant to
                                                                                                         following schedule


III. Patents, Trademarks,
  Copyrights                       Trademark n-Vision & Datavisor name                    $     --
                                                                                          -----------    Nominal value in view of
                                                                                                         declining revenues, no
                                                                                                         current full-time
                                                                                                         President, intense
                                                                                                         competition and no
                                                                                                         technology patents

IV. Key Customer Relationships     Limited repeat business                                $     --
                                                                                          -----------    Historical dependency on
                                                                                                         one large customer,
                                                                                                         products not patent
                                                                                                         protected, uncertainty of
                                                                                                         and limited repeat orders,
                                                                                                         high competition


V. Other Considerations            Discount factor for         0%                         $     --
                                   sum of above items                                     -----------    Declining revenues,
                                                                                                         dependency on ATS, no
                                                                                                         current full-time
                                                                                                         President, office lease
                                                                                                         expiring in early 2000,
                                                                                                         limited resources and
                                                                                                         capital


-----------------------------------------------------------------------------------------------------
Value of Components
-------------------
  Aggregate                                                                               $ 1,212,486
  Per Share (Based on shares
    outstanding)                   2,651,523                                              $      0.46

-----------------------------------------------------------------------------------------------------



Source: Estimated balance sheet as of October 31, 1999 reflects n-Vision management estimates and assumptions except for liquidation adjustments and estimated value of net operating loss carryforwards.


n VISION 10/6/99                   CONFIDENTIAL                            17 RP
                                 n-Vision, Inc.
                          IV. Control Premium Analysis


I.    Average Premium Paid Over Market Price
--    --------------------------------------

             1995         44.70%
             1996         36.60%
             1997         37.60%
             1998         32.50%
                          ------
                          37.85%

                   Note: Market price equals the seller's 5 day average trading price before merger announcement

                   Source: Mergerstat


II.   Current n-Vision, Inc. Price Per Share
---   --------------------------------------

                   $ 0.1774 Based on the average closing price for all trading days during the last 90 days Reflects the average of the 18 trading days during the last 90 days

III.  Indicated Value Based on Control Premium
----  ----------------------------------------

                   Current                 Control                  Indicated
                    Price                  Premium                    Value
                    -----                  -------                    -----
                                                                     -------
                  $ 0.18                    37.85%                   $ 0.24
                                                                     -------

n VISION 10/6/99                  CONFIDENTIAL                             18 RP
                                 n-Vision, Inc.
               Maximum Value of Net Operating Loss Carryforwards


             Estimated     Weighted
 Year of     Amount of      Average
Expiration   NOLs As Of    Remaining
 of NOLs      8/31/99        Years
 -------      -------        -----

  2010        $   900         12.0
  2011        $ 1,100         13.0
  2012        $ 1,200         14.0
  2018        $   600         20.0
  2019        $   700         21.0
              -------         ----

  Total       $ 4,500         12.6


                                                          Maximum Utilization of Net Operating Loss Carryforwards
                                                          -------------------------------------------------------
                                   1999   2000   2001   2002   2003   2004   2005   2006   2007   2008   2009   2010   2011   2012
                                   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
                                  ($000) ($000) ($000) ($000) ($000) ($000) ($000) ($000) ($000) ($000) ($000) ($000) ($000) ($000)

Maximum Usage of NOLs Annually     $ 30   $ 30   $ 30   $ 30   $ 30   $ 30   $ 30   $ 30   $ 30   $ 30   $ 30   $ 30   $ 30   $ 30
Present Value            $ 148     $ 25   $ 21   $ 18   $ 15   $ 12   $ 10   $  9   $  7   $  6   $  5   $  4   $  3   $  3   $  2


                               Maximum Utilization of Net Operating Loss Carryforwards
                               -------------------------------------------------------
                                   2013   2014   2015   2016   2017   2018   2019
                                   ----   ----   ----   ----   ----   ----   ----
                                  ($000) ($000) ($000) ($000) ($000) ($000) ($000)

Maximum Usage of NOLs Annually     $ 30   $ 30   $ 30   $ 30   $ 30   $ 30   $ 30
Present Value            $ 148     $  2   $  2   $  1   $  1   $  1   $  1   $  1

--------------------------------------------------------------------------------
Formula for determining annual usage of NOLs by an acquiror: Estimated Annual NOL Usage = Fair Market Value x Long Term Tax Exempt Bond Rate x Effective
Tax Rate
--------------------------------------------------------------------------------

---------------------------------
Estimated Annual NOL Usage:  $ 30
---------------------------------

Assumptions:                                     Comment
------------                                     -------
1. Effective tax rate:                 40.00%    Reflects federal and state income tax
2. Long term tax exempt bond rate:      5.75%    Reflects AA rated 12-22 year general obligation tax exempt bonds (As of 9/10/99)
3. Fair Market Value (equal to the    $1,326     Reflects merger price of $0.50 per share times 2,651,523 shares outstanding merger price)
4. Discount rate (Risk free rate       20.00%    Reflects yield on Treasury bond maturing in 12 years (As of 9/10/99)          6.36%
   plus risk adjustment):                        Risk adjustment rate (recognizing declining revenues, dependency on          13.64%
                                                 key customers, operating losses)

Note: No guarantee that revenues can be generated that can be fully offset by net operating loss carryforwards.

Source: n-Vision, Inc. 1998 Annual Report, conversations with n-Vision management and The Wall Street Journal, September 13, 1999.

n VISION 10/6/99                  CONFIDENTIAL                             19 RP